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In 2018 the Camp Fire in California ripped through the city of paradise burning 50 acres
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of land every minute and killing 85 people.
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First responders rely heavily on satellite imagery to identify and contain fires, but
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the problem is today's satellite photos take hours or even days before they are processed
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and accessible to whoever is relying on them to make split-second decisions.
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Slow satellite processing times result in billions of dollars of loss every single year.
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Hi, I'm Jeremy, CEO of Exo-Space and together with my co-founders Marcel and Mark we've
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developed an image processing device for satellites, which we call FeatherEdge to tackle and eliminate
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this exact problem.
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FeatherEdge has a state-of-the-art processor that runs our proprietary in-house machine
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vision AI models.
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These models, or algorithms, range from object detection to live video inferencing including:
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tracking a client satellite during a space docking maneuver, compressing images that
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contain clouds at a higher ratio, and tracking illegal fishing boats in real time.
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FeatherEdge is built with a standalone thermal management system and radiation shielded housing
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to protect the processor from the harsh space environment, while our custom electronic board
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with standard communication interfaces allows FeatherEdge to easily integrate with any of
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our customers, which primarily includes satellites and high altitude balloon companies.
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We're a team of technical founders backed by a diverse group of advisors with over 100
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years of relevant industry experience who are experts in business development, edge
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computing, space technology, and space regulations.
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And machine vision is just the starting point.
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We currently sell the FeatherEdge hardware and software to satellite companies, but we
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are working on expanding beyond single purpose satellites to a satellite-as-a-service business
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model which allows anyone to get access to space data whether it's needed to respond
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quickly to natural disasters, monitor crop yield, or you just want to find the closest
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open parking spot to your location.
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And we're excited to be working alongside Spaced Ventures to enable space enthusiasts,
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like you, to join us on the ground floor in developing this revolutionary space technology.
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Your investment will go directly towards manufacturing and testing our device in conditions it will
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encounter in space, and it will fund our first launch into space next year.
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It will also go towards necessary lab equipment that supports further development of our FeatherEdge
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hardware and software for expansion into a market that's grown by 250% in the last four
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years.
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And bringing featheredge to market is just the beginning of our plan to revolutionize
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the $7.5 billion dollar space data market.
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We have our sites set on application areas here on the ground and beyond earth to the
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moon mars and anywhere else data is produced.
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We here at Exo-Space can't wait to bring the space data market into a new era.
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We're looking forward to having you join us as a public investor in Exo-Space, thank you.